STATEMENT OF FINANCIAL CONDITION PURSUANT TO THE
SECURITIES EXCHANGE ACT OF 1934 RULE 17A-5

Santander Investment Securities Inc.
(A Wholly Owned Subsidiary of Santander Holdings USA, Inc.)
December 31, 2017
With Report of Independent Registered Public Accounting Firm

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 47664

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___December 1, 2017___ AND ENDING___December 31, 2017___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Santander Investment Securities Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____
FIRM I.D. NO.

45 East 53rd Street

(No. and Street)

New York   New York   10022

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arnold Kaufman   212-350-3661

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

300 Madison Avenue   New York   New York   10017

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

We, Juan Minuesa, Francisco Sempere and Arnold Kaufman, swear (or affirm) that, to the best of our knowledge and belief, the accompanying statement of financial condition pertaining to Santander Investment Securities Inc., (the "Company") as of and for the year ended December 31, 2017, are true and correct. We further swear (or affirm) that based upon information available to us, neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name: Juan Minuesa
Title: CEO/General Securities Principal

Name: Francisco Sempere
Title: Senior Financial Controller

Name: Arnold Kaufman
Title: FINOP

ANGILIC CASALDUC - SOTO
NOTARY PUBLIC - STATE OF NEW YORK
No. 01CA6187188
Qualified in Richmond County
Commission Expires May 19, 20 20

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flow
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act
- ☐ (p) Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Santander Investment Securities Inc.
45 East 53rd Street, New York, NY 10022   Telephone: (212) 350-3500   Fax: (212) 350-3535

Santander Investment Securities Inc.

Statement of Financial Condition and Supplemental Schedules

December 31, 2017

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Santander Investment Securities Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Santander Investment Securities Inc. as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 1, 2018

We have served as the Company's auditor since 2016.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Santander Investment Securities Inc.

Statement of Financial Condition
As of December 31, 2017

Assets

Cash	$ 222,740,837
Cash and securities — segregated under federal and other regulations	324,314,261
Deposits at clearing organizations and clearing broker	754,498,543
Receivables from broker-dealers, financial institutions and clearing organizations	31,301,682
Receivables from customers	28,459,930
Receivables from affiliates	3,555,728
Deferred tax assets	13,109,123
Other assets	27,621,279
Total assets	$ 1,405,601,383

Liabilities and stockholder's equity

Liabilities:

Payables to broker-dealers, financial institutions and clearing organizations	$ 47,615,526
Payables to customers	1,059,524,720
Accrued compensation and benefits	24,504,884
Accrued expenses and other liabilities	10,791,102
Income tax payable	2,511,385
Total liabilities	1,144,947,617

Stockholder's equity:

Common stock, $0.01 par value —1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	289,999,990
Accumulated deficit	(29,346,234)
Total stockholder's equity	260,506,316
Total liabilities and stockholder's equity	$ 1,405,601,383

See accompanying notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Santander Investment Securities Inc. (the Company), a Delaware corporation, is wholly owned by Santander Holdings USA, Inc. (the Parent), which, in turn, is wholly owned by Banco Santander, S.A., a Spanish banking corporation (the Ultimate Parent). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is registered as a Futures Commission Merchant (FCM) with the Commodity Futures Trading Commission (CFTC), is a member of the National Futures Association (NFA), the New York Stock Exchange LLC (NYSE) and NYSE MKT LLC (NYSE MKT), and is a registered investment adviser under Section 203(c) of the Investment Advisers Act of 1940.

The Company is a clearing member of Chicago Mercantile Exchange Inc. (CME), Chicago Board of Trade, Inc. (CBOT), New York Mercantile Exchange, Inc. (NYMEX), Commodity Exchange, Inc. (COMEX) and Intercontinental Exchange (ICE). The Company clears and executes futures transactions for a customer, the Ultimate Parent, in the various U.S. futures and commodities exchanges on an omnibus basis. The Company is also a clearing member of CME to clear interest rate swap (IRS) transactions for its affiliates.

The Company's business activities include investment banking, institutional sales, trading and offering research reports of Latin American and European equity and fixed income securities. The Company clears its U.S. securities transactions through a third-party broker-dealer (Clearing Broker) on an fully disclosed basis. International securities transactions are cleared through affiliates and other third parties.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and could have a material impact on the financial statements.

Santander Investment Securities Inc.

Notes to Statement of Financial Condition (continued)

December 31, 2017

Cash and securities - segregated under federal and other regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 (Rule 15c3-3) and segregation rules of the CFTC, the Company is obligated to segregate cash or qualified securities for the exclusive benefit of its customers.

Deposits at Clearing Organizations and Clearing Broker

Deposits with clearing organizations mainly include cash deposited as margin as required by clearing organizations related to the Company's futures business. Cash of $32,554,036 are deposited with clearing organizations to satisfy the Company's guaranty deposit requirements as a clearing member of such organizations. Cash of $250,000 are deposited with the Clearing Broker (see Note 9).

Receivables from and Payables to Customers

Customer securities transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash and Delivery versus Payment and Receipt versus Payment (DVP/RVP) securities transactions, and cash deposits received from the futures customer to cover margin calls from commodity clearing organizations, and net unrealized gains and losses not yet remitted.

Fair Value Measurements

A portion of the Company's assets and liabilities are carried at fair value with changes in fair value recognized in earnings. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement establishes a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value. These three levels of fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1 – Unadjusted quoted prices in active markets for identical unrestricted assets or liabilities, accessible by the Company at the measurement date.

Level 2 – Quoted prices in markets that are not active or adjusted quoted prices in markets that are active, for which all significant inputs are observable, either directly or indirectly. The inputs are based on quoted market prices, broker or dealer quotations, or alternate pricing sources with reasonable level of price transparency.

Level 3 – Unobservable inputs that are significant to the fair value of financial assets or liabilities, which usually are based on the Company's own assumptions about the estimates used by other market participants in valuing similar financial instruments.

Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgement and considerations of factors specific to the instrument.

Other Assets

The Company periodically evaluates the carrying value of other assets to determine if events or circumstances exist indicating that the asset maybe impaired. The Company also has ownership interests in ICE which consists of shares purchased as ownership and a seat on that exchange. The shares and the seat are reflected at cost, or if an other-than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment, in the statement of financial condition. There were no impairments in 2017.

Foreign Currency

Assets and liabilities denominated in foreign currencies are remeasured into US dollar equivalents at spot foreign exchange rates prevailing on the date of the statement of financial condition.

Income Taxes

The Company accounts for income taxes in accordance with the provisions of ASC 740, *Income Taxes* (ASC 740), which requires that an asset and liability approach be applied in accounting for income taxes. Deferred taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates that will apply to taxable income in the years in which those temporary differences are expected to reverse or be realized. The effect of a change in tax rates on deferred tax assets and liabilities is recognized as income or expense in the period that includes the enactment date. A valuation allowance will be established if the Company determines that it is more likely than not that a deferred tax asset will not be realized.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606).* This guidance, as amended, requires an entity to recognize revenue for the transfer of promised goods or services to customers in an amount that reflects the consideration to which the

entity expects to be entitled in exchange for those goods or services. The amendment includes a five-step process to assist an entity in achieving the main principle(s) of revenue recognition under ASC 606. The amended standard will be effective for the Company for the first annual period beginning after December 15, 2017. It should be applied retrospectively to each prior reporting period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has evaluated the contracts in scope for potential accounting changes, such as timing differences and gross versus net reporting of revenues and expenses related to certain arrangements. The Company expects to adopt this guidance using a modified retrospective approach with immaterial adjustments expected to opening retained earnings as of January 1, 2018.

In January 2016, the FASB issued ASU 2016-01, *Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.* The new guidance amends the presentation and accounting for certain financial instruments, including liabilities measured at fair value under the fair value option and equity investments. The guidance also updates fair value presentation and disclosure requirements for financial instruments measured at amortized cost. This amendment will be effective for the Company for the first reporting period beginning after December 15, 2017, with earlier adoption permitted by public business entities on a limited basis. The Company does not expect the adoption of this ASU to have a material impact on its financial statements.

3. CASH AND SECURITIES — SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

At December 31, 2017, cash of approximately $10.0 million and securities of approximately $15.1 million have been segregated on behalf of securities customers pursuant to the reserve formula requirements of Rule 15c3-3. In addition, cash of approximately $299.2 million has been segregated pursuant to Regulation 1.20 under the Commodity Exchange Act.

4. FAIR VALUE MEASUREMENTS

The following table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

Santander Investment Securities Inc.

Notes to Statement of Financial Condition (continued)

December 31, 2017

	Level 1	Level 2	Level 3	Total
Financial assets:				
Cash and securities — segregated under federal and other regulations				
U.S. Treasuries	$ -	$ 15,097,469	$ -	$ 15,097,469
Securities owned – at fair value				
American Depository Receipts	952	-	-	952
Other assets				
Money market funds	3,364	-	-	3,364
Mutual funds	1,695,045	-	-	1,695,045
Total other assets	1,698,409	-	-	1,698,409
Total financial assets	$ 1,699,361	$ 15,097,469	$ -	$ 16,796,830
Financial liabilities:				
Securities sold, not yet purchased – at fair value				
American Depository Receipts	$ 40,101	$ -	$ -	$ 40,101
Accrued compensation and benefits	1,698,409	-	-	1,698,409
Total financial liabilities	$ 1,738,510	$ -	$ -	$ 1,738,510

The Company assesses its financial instruments on a periodic basis to determine the appropriate classifications within the fair value hierarchy and any transfers of financial instruments among levels are considered to be effective as of the end of the reporting period. There were no transfers between Level 1 and/or Level 2 classified financial instruments during the year ended December 31, 2017.

There were no purchase, sales, transfers related to Level 3 financials assets and liabilities during the year ended December 31, 2017. There are no assets or liabilities measured at fair value on a non-recurring basis at December 31, 2017.

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, receivables from brokers and dealers, receivables from customers and affiliate`s, other assets, payables to brokers and dealers, payables to customers, accrued expenses and other liabilities.

5. RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS, FINANCIAL INSTITUTIONS AND CLEARING ORGANIZATIONS

Receivables from and payables to broker-dealers, financial institutions and clearing organizations consisted of the following at December 31, 2017:

	Receivables	Payables
Receivables from/payables to clearing brokers and clearing organizations	$ 20,210,542	$ 8,198,713
Securities failed-to-deliver/receive	10,744,454	39,416,813
Trade date accrual	346,686	-
	$ 31,301,682	$ 47,615,526

The Company clears U.S. securities transactions through a third party broker-dealer, and international securities transactions. Receivables from and payables to broker-dealers, financial institutions and clearing organizations primarily represent DVP/RVP trades past settlement date.

Securities failed-to-deliver and receive represent the contract value of securities that have not been delivered or received by the Company on settlement date.

Trade date accrual represents trade date versus settlement-date accruals related to the Company's trading accounts and the net commissions earned on trades to be settled after year-end for these accounts and the futures contracts related activities.

6. OTHER ASSETS

Other assets consisted of the following at December 31, 2017:

Underwriting and syndicate fee receivables	$ 22,502,233
Voluntary deferred compensation	1,698,409
Prepaid assets	1,427,745
Advances to employees	460,978
Exchange memberships	389,886
Income tax receivable	263,088
Office, communication and computer equipment, net	186,208
Other	692,732
	$ 27,621,279

Underwriting and syndicate fee receivable represent fee income receivables resulting from capital market activities.

Voluntary deferred compensation represents amount under a non-qualified deferred compensation arrangement in which funds are invested in an irrevocable trust to be held for the benefit of employees for retirement purposes, commonly known as a "Rabbi Trust", and is recorded at fair value (see Note 4). A corresponding liability in the same amount is included in accrued compensation and benefits in the statement of financial condition. In the event of the Company's insolvency, the assets become part of the Company's assets for creditors and the liabilities become part of general creditor liabilities.

7.   SUBORDINATED LOAN AGREEMENTS

Subordinated borrowings are subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitute part of the Company's net capital under the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 (Rule 15c3-1). Subordinated borrowings may be repaid only if, after giving effect to such repayment, the Company meets the net capital requirements.

The Company originally had a Revolving Note and Cash Subordination Agreement with the Ultimate Parent (Original Subordinated Revolver) for up to $290.0 million bearing a floating rate with an expiration date of June 8, 2017. In June 2017, the Company terminated the Original Subordinated Revolver and then obtained approval from FINRA for another Revolving Note and Cash Subordination Agreement with the Parent (Revised Subordinated Revolver), for up to $495.0 million which expires on October 7, 2019. Borrowings under the Revised Subordinated Revolver bear interest at 1 month Libor + 170 bps. The Company also pays a commitment fee of 1.0% on the undrawn balance.

During the year ended December 31, 2017, the Company borrowed under the Original Subordinated Revolver and Revised Subordinated Revolver several times in the total of $1.5 billion and subsequently repaid the entire amount. The average interest rate for the borrowings during the year ended December 31, 2017 was 2.99%. At December 31, 2017, interest payable of $29,322 and commitment fee payable of $426,250 was included in accrued expense and other liabilities in the statement of financial condition. There was no borrowing outstanding under the Revised Subordinated Revolver as of December 31, 2017.

During the year ended December 31, 2017, the Company also borrowed two times under Temporary Subordinated Loan Agreements (Temp Loans) with its Ultimate Parent for a sum of $1.5 billion and subsequently repaid the entire amount including interest. The average interest rate for the borrowings under the Temp Loans during the year was 3.26%.

8.   OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's activities involve execution of various securities and futures transactions as principal or agent. These activities may expose the

Company to risk in the event counterparties are unable to fulfill their contractual obligations. The Company's counterparties include customers and certain related entities, generally U.S. institutional investors, and broker-dealers that are members of major regulated exchanges.

The Company records customer securities and futures transactions in conformity with the settlement cycle of the respective country, which is generally one to five business days after trade date. The Company is therefore exposed to off-balance-sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

The Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests counterparties to deposit additional collateral, or reduce securities positions when necessary.

At December 31, 2017, the Company's cash and cash segregated under federal and other regulations was held at two major financial institutions, which at times may exceed the insurance limit set by the Federal Deposit Insurance Corporation.

9.   COMMITMENTS, CONTINGENCIES AND GUARANTEES

Contingent Liabilities

In the normal course of business, the Company may be named, from time to time, as a defendant in various legal actions, including arbitrations class actions and other litigation, arising in connection with its activities as a broker-dealer. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business.

The Company evaluates the outcome of each contingent matter as appropriate. A liability is established when the loss contingency is probable and the amount is estimable. In many proceedings, however, it is inherently difficult to predict the eventual outcome of the pending matters, the timing of the ultimate resolution of the matters, or the eventual loss, fines or penalties related to the matter.

The Company does not believe, based on current knowledge and after consultation with counsel, that the outcome of such pending matters will have a material adverse effect on the Company's financial position or liquidity.

Guarantees

In the normal course of business, the Company provides guarantees to clearinghouses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's liability under these arrangements is not quantifiable and could exceed the collateral amount posted. However the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability was recorded in the statement of financial condition as of December 31, 2017.

Other

The Company executes certain transactions primarily on an agency basis through its Clearing Broker. The Company maintains a collateral deposit at the Clearing Broker in the form of cash. In the event a customer fails to fulfill its obligation, the Company's Clearing Broker has the right to deduct any loss or expense incurred from the deposit account. At December 31, 2017, cash of $250,000 was deposited at the Clearing Broker and was included in deposits at clearing organizations and clearing broker in the statement of financial condition. The Company did not record any liabilities or losses under this arrangement for the year ended December 31, 2017.

10. RELATED-PARTY TRANSACTIONS

As of December 31, 2017, the related-party balances consisted of the following:

Assets:	
Receivables from broker-dealers, financial institutions and clearing organizations	$ 16,981,601
Receivable from customers	760,201
Receivables from affiliates	3,555,728
Other assets	5,418,264
Liabilities:	
Payables to broker-dealers, financial institutions and clearing organizations	$ 39,416,813
Payables to customers	1,059,319,273
Accrued expenses and other liabilities	1,599,441

In the normal course of business, the Company enters into transactions with its affiliates. The Company executes and clears securities and futures transactions on behalf of its affiliates and earns commissions on such services performed. The Company also executes, clears and custodies certain of its securities transactions through various affiliates in Latin America and Europe. Pursuant to such arrangements the affiliates pays the Company for commissions and the Company pays the affiliates for clearance and execution services received. At December 31, 2017, commissions receivable from affiliates of $1,148,464 was included in receivables from

affiliates in the statement of financial condition. Also included in accrued expenses and other liabilities was payable to affiliates for clearance and execution services in the amount of $115,655 at December 31, 2017.

The Company participates in various underwriting activities for its affiliates. At December 31, 2017, the related receivables of $4,957,286 was included in other assets in the statement of financial condition. Also included in other assets were advances to employees in the amount of $460,978.

The Company provides investment advisory services to certain affiliates under service level agreements. At December 31, 2017, receivables of $1,821,078 was included in receivable from affiliates in the statement of financial condition.

The Company also pays for services such as management, administrative support services, systems and risk management received from its affiliates including the Parent and the Ultimate Parent under service agreements. At December 31, 2017, payable to affiliates under such arrangements in the amount of $1,028,214 was included in accrued expenses and other liabilities in the statement of financial condition.

In addition, the Company also provides operational services to its New York affiliate, which also makes certain payments on behalf of the Company and the Company remits the payment later. Receivables from and payables to its New York affiliate arising from the above arrangements are settled net. At December 31, 2017, the net receivable from the New York affiliate of $586,187 was included in receivable from affiliates in the statement of financial condition.

Membership in Exchange — The Ultimate Parent was approved as a CME Rule 106.1 Affiliated Member Firm and owns the membership under this rule. The Company is a clearing member of the CME at no cost since the membership is owned by the Ultimate Parent and the business is performed exclusively for its benefit.

11. INCOME TAXES

The Company is included in the consolidated federal tax return and the combined state and local tax returns of the Parent. The income tax provision is computed using a separate return method of accounting. Under this method, the Company assumes filing a separate return with the tax authority, thereby reporting taxable income or loss and paying the applicable tax to or receiving the appropriate refund from the Parent. In addition, the tax expense or benefit is settled periodically with the Parent pursuant to a tax sharing agreement.

The difference between the effective tax rate and the federal statutory rate is 14.3%, of which 9.2% related to a remeasurement of deferred tax assets and liabilities as a result of the tax reform legislation, described further below.

Santander Investment Securities Inc.

Notes to Statement of Financial Condition (continued)

December 31, 2017

On December 22, 2017, President Trump signed H.R. 1, originally known as the Tax Cuts and Jobs Act (the "Tax Act"), into law (the "Tax Reform Legislation"). The Tax Act reduces the federal corporate tax rate from 35% to 21% effective January 1, 2018. The Company has obtained and analyzed all currently available information to record the effect of the Tax Act and recorded an additional discrete provision of approximately $4.1 million for the tax year ended December 31, 2017 as a result of the remeasurement of its deferred tax assets (liabilities). While the Company was able to make a reasonable estimate of the impact of the reduction in the corporate tax rate, this accounting may be impacted by other analyses related to the Tax Act, technical corrections or other amendments to the Tax Act, further accounting or administrative tax guidance, and items such as the state tax effect of adjustments to federal temporary differences.

As of December 31, 2017, the Company had net deferred tax assets of approximately $13.1 million (net of deferred tax liability of approximately $0.1 million). The net deferred tax assets are principally related to federal and state net operating losses and tax credits. The Company has demonstrated the ability for current and future positive earnings. Therefore, it is considered more likely than not that the Company will generate sufficient future taxable income to realize these deferred tax assets. Accordingly, a valuation allowance against the Company's deferred tax assets is not needed.

At December 31, 2017, the Company had federal net operating loss carryforwards of approximately $11.5 million, which expire if not utilized in the years 2024 through 2036, and state net operating loss carryforwards of $66.0 million, which could expire if not utilized in the year 2035. The Company has alternative minimum tax credit carryforwards of approximately $4.0 million. The Tax Reform Legislation repealed the corporate alternative minimum tax (AMT) for tax years beginning January 1, 2018, and provides that existing AMT credit carryovers are refundable beginning in 2018. The Company has recorded the AMT credit as a deferred tax asset for the year ended December 31, 2017 and expects to fully utilize it to offset its regular tax liability computed based on a separate return method.

The Company is currently under examination by the Internal Revenue Service for tax year 2014. The Company remains subject to income tax examination by the Internal Revenue Service for years 2015 and after and state examinations for years 2014 and after. The Company is also subject to city examinations for years 2011 and after.

The Company's policy on classification of interest and penalties related to uncertain tax positions is that such interest and penalties are classified as income taxes. The Company does not expect its unrecognized tax benefits balance to change significantly in the next twelve months.

12. DEFERRED COMPENSATION AND BENEFIT PLANS

The Company is a participant, in conjunction with other affiliates, in a defined benefit pension plan sponsored by Banco Santander S.A., New York Branch (the "Plan Sponsor"), covering substantially all employees. Benefits are based on years of service and the average compensation during the five highest paid consecutive calendar years. The funding policy is to contribute the annual pension costs accrued, but not less than the Employee Retirement Income Security Act of 1974 minimum and not more than the maximum amount deductible for tax purposes. Allocations of plan costs, assets, actuarial gains, and elements of plan performance between the affiliates have been determined by an actuary. Effective December 31, 2010, the defined benefit pension plan was frozen. As of December 31, 2017, the Company's share of pension liability of $294,124 was included in accrued compensation and benefits in the statement of financial condition.

The Company also participates with other affiliates, in an employee deferred compensation plan sponsored by Santander Holdings USA, covering substantially all employees, which qualifies under Section 401(k) of the Internal Revenue Code.

In 2010, the Ultimate Parent established and approved a deferred compensation plan that the Company participates in. In accordance with the plan, distributions (whether payable in cash or shares of Ultimate Parent common stock) will be made in three equal installments over a three year period, if the employee remains employed at the Company or an affiliate of Santander Group through the applicable payment date and certain performance conditions are met in the opinion of the Banco Santander Board of Directors. At December 31, 2017, deferred compensation liability of $3.6 million was included in accrued compensation and benefits in the statement of financial condition.

13. REGULATORY CAPITAL REQUIREMENTS

As a registered broker dealer, the Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum regulatory net capital. The Company utilizes the alternative method pursuant to Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of 2% of aggregate debit items arising from customer transactions, as defined, or $1.0 million.

As a FCM, the Company is subject to minimum financial requirements pursuant to Regulation 1.17 under the Commodity Exchange Act, which requires the maintenance of regulatory capital equal to the greater of $1.0 million, or 8% of the domestic and foreign domiciled customer risk maintenance margin performance bond requirements for all domestic and foreign futures and options on futures contracts, excluding the risk margin associated with naked long options positions.

As an OTC IRS clearing member, the Company is required to maintain a minimum capital with CME in the amount equal to the greater of the CFTC or SEC capital requirement, or $50.0 million, or 20% of aggregate performance bond requirement for all customer and house accounts containing CME-cleared IRS positions.

As of December 31, 2017, the Company's net capital pursuant to CME capital requirement of $50.0 million resulted in a greater regulatory net capital requirement than the SEC and CFTC minimum requirement. As of December 31, 2017, the Company had regulatory net capital of approximately $204.2 million, which was approximately $154.2 million in excess of the net capital requirement of $50.0 million.

14. SUBSEQUENT EVENTS

The Company has evaluated events and transactions through March 1, 2018, the date on which these financial statement is issued. The Company did not note any subsequent events requiring disclosures or adjustment to the financial statement.